UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-K/A

ANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

XY - The Persistent Company

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 456 - 0936

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

It has come to the attention of XY—The Persistent Company (the “Company”) that, through a technical error, an incorrect version of the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2018 was filed with the Securities and Exchange Commission on May 1, 2019 (the “Original Form 1-K”). This Amendment No. 1 on Form 1-K/A hereby supersedes and replaces the Original Form 1-K in its entirety.

PART II

Item 1. BUSINESS

Overview

Originally, we were organized as a limited liability company named Ength Degree LLC under the laws of the State of Delaware. On May 27, 2016, we converted to a Delaware corporation named XY – The Findables Company, and on November 9, 2018, we changed our name to XY - The Persistent Company. Our business has primarily been focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of the location of their belongings. One of the fastest growing industries today is called the Internet of Things (“IoT”). We intend to take IoT one step further by combining IoT products with our cryptographic location technology. Combining these two technologies unlocks a new field we call the “Cryptonetwork of Things” (“CoT”).

Unless the context requires otherwise, references in this Annual Report to “we”, “us”, “our” and the “Company” refer to XY—The Persistent Company.

In December 2017, we commenced development of our blockchain technology platform, the XY Oracle Network (“XYO Network”), which utilizes our existing XY hardware devices. We intend to spend most of our efforts and resources to further this initiative, as we envision the XYO Network to be a primary source of future revenue for the Company.

The XYO Network

The XYO Network was established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve our ability to trust machines. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a decentralized network of computers and recorded on an immutable chain of cryptographically-secured blocks of software hashes. Using our existing location technologies, we intend to create a location data verification network that incorporates cryptographic protocols and blockchain technology. We call this ecosystem of protocols and components the XY Oracle Network, or XYO Network for short.

The XYO Network is intended to be compatible with other business technologies and support a new generation of applications that are decentralized, autonomous and deterministic. We refer to this new category of applications as “geospatial decentralized applications” or “Geodapps”. Ultimately, we hope to cultivate a new technology ecosystem around Geodapps that serve not only end-user consumers, but also enterprises, technology companies, the space exploration industry, government organizations, and more.

Geomining Kit

We introduced the XYO Geomining Kit in the fourth quarter of 2018. Geomining Kits come with XYO Sentinels and a Bridge component. The XYO Sentinels are XY4+ Beacons with dedicated firmware that allow XYO Network participants to collect and create location data that is related to the XYO Network. The Bridge component allows participants to share those collected and verified locations to the XYO Network, so they can be stored later for network queries. The Geomining Kits are sold exclusively through the Company’s website.

XY4 Findables Products

We currently sell XY4+ Bluetooth beacons on our website (available at www.xyfindit.com/) as well as through third party distributors. XY4+ offers several improvements from our previous XY3 Bluetooth beacon, including enhanced range, volume, and battery life. Other improvements include a multi-function button, a ring your phone from device feature, the ability to initiate IFTTT (if this, then that) or other automation functions, and an accelerometer used for battery optimization.

XY Findables Applications

We provide a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks and pets. Additional features also include alerts to notify users when such items have been inadvertently left behind.

To use an XY4+ beacon, the user attaches the device to an item he or she wants to make “Findable” by fastening the XY4+ beacon using a key ring and then associates that beacon using the applicable prompts on the App. The App then allows the user to see the last known location on a digital map (Mapbox on Android and Apple Maps on iOS), and to view the distance of the item if it is in broadcast range. Users can all also ring the device from the phone App, which assists the user in finding the lost item.

Competition

Our business spans two primary verticals:

Cryptonetwork of Things (CoT):

Currently, we do not believe we have any direct competitors in the CoT industry. However, the Company indirectly competes against all alternative solutions for geographic related information. This would encompass the growing industry of Geographic Information System (GIS) companies and several other Blockchain protocols that provide location data.

2 - XY Findables:

Within the personal location devices and applications space, there are several companies that offer alternative solutions to the XY4+ for locating items electronically. Of these, we consider Tile, Inc. a significant competitor given its level of success in this very fast-growing market. Based on anecdotal data we believe that Tile, Inc. has the greatest number of users and is the most well-known in the market in which we compete.

Sales and Marketing

We primarily sell our products directly online, either through our website, online marketplaces or affiliate partners. Since early 2018, XY has partnered with several affiliates to further grow sales of the XY4+ beacons domestically and internationally. International sales accounted for approximately 60% of all XY4+ sales in 2018.

Original Equipment Manufacturer (“OEM”)

Our XYO Geomining Kits are assembled in-house. We purchase the components for these Geomining Kits from different vendors in the United States. While we value our relationships with our current suppliers, we have the option to switch to other vendors to purchase any component that we use to build the Geomining Kits.

The XY4+ is manufactured by SMK Electronics Corporation (“SMK”) and uses the uBlox chip set. We also have an arrangement in place for SMK to manufacture upcoming iterations of our Bluetooth item finders using Toshiba and Dialog chipsets. SMK is a manufacturer headquartered in Japan, with operations in the United States and Mexico.

Employees

As of March 30, 2019, we employed a total of 85 full-time and 1 part-time person. None of our employees are covered by a collective bargaining agreement.

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the years ended December 31, 2018 and 2017. You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

General Overview

The Company was incorporated in the state of Delaware in May 2016. Our business has primarily been focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of their belongings’ location. This is part of one of the fastest growing and dynamic industries that exist today—the Internet-of-Things. The Internet has changed many aspects of our lives and the marriage of GPS location devices with Internet and mobile Internet access for easy to use data display is bringing new capabilities to businesses and families.

XY - The Persistent Company designs, develops, and sells commercial and consumer wearable Bluetooth tracking solutions that enhance the way people and things stay connected within our highly mobile society. Our products and services provide data intended to enhance safety, security, connectivity, operational savings, and coordination of mobile assets, as well as enhancing managerial or parental decisions with respect to such mobile assets. Our consumer products are sold under the XY brand and include a downloadable smartphone application that allows users to synchronize the product to mobile devices such as smartphones and tablets. Customers can also use their web browser to access the app through their phone, tablet or computer.

In December 2017, we began focusing our efforts on the XYO Network, our new crypto-location oracle network. We believe that one of the most important aspects of the future rests on the ability for us to trust machines. We believe this trust is best achieved through innovations in blockchain technology and can be made available through the creation of a crypto-location oracle network that would be resistant to attack and achieves unprecedented accuracy and certainty within the given restraints of the system.

Throughout 2018 we focused on developing, marketing and growing our blockchain based location network and related services and products. In the second and third quarters of 2018, we conducted a sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) in order to create a broad user base for the XYO Network. We introduced the Geomining Kit in the fourth quarter of 2018, enabling XYO Network participants to store location verification data on the Network.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. We apply the following critical accounting policies in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the Company satisfies a performance obligation.

The Company currently has three main sources of revenue which include the sale of XY Findables Bluetooth beacons, Geomining Kits and the sale of XYO Tokens. Revenue from the sales of XY Findables products is recognized upon delivery to website customers and upon delivery to retail store distributors net of an allowance for estimated returns. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions.

There is currently no specific definitive guidance in the generally accepted accounting principles in the United States or alternative accounting frameworks to account for the production of crypto-assets and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of crypto-assets. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. In consideration for the sale of XYO Tokens, the Company received crypto-assets which are recorded as revenue, using the average U.S. dollar spot rate of the related crypto-currency on the date of receipt. The crypto-assets are recorded on the balance sheet at the lesser of cost or if necessary, it’s impaired value. Gains or losses from the exchange of crypto-assets for other currencies are included in other income (expense) in the statements of operations.

Crypto-assets

Crypto-assets, including Ethereum and Bitcoin, are recorded as assets on the balance sheet. Crypto-assets purchased are recorded at cost and crypto-assets earned through the sale of XYO Tokens are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Crypto-assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto-asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

As of the period ending December 31, 2018, the Company held 4,214 Ether, 9 Bitcoin and 7,445,474,506 XYO Tokens.

Goodwill and Purchased Intangibles

The Company records goodwill and other intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value.

All our intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit.

Stock-Based/Unit-Based Compensation

We measure our employee stock-based/unit-based compensation expense as of the grant date, based on the estimated fair value of the award, and recognize it as an expense, net of estimated forfeitures, over the requisite service period. We amortize stock-based/unit-based compensation expense on a straight-line basis over the requisite service period for the entire award, which is generally four years; however, certain provisions in our equity incentive plan provide for shorter and longer vesting periods under certain circumstances.

We estimate the fair value of stock options, incentive units, warrants and other equity-based compensation using a Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. See Note 6 to our Financial Statements included elsewhere in this Annual Report for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our employee unit-based compensation and warrants granted in 2018 and 2017.

To determine the fair value of our common stock underlying option grants our board of directors considered, among other things, input from management and contemporaneous valuations of the Company prepared by independent valuation companies hired by the Company. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

Results of Operations for Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues: We generated revenues of approximately $21.6 million for the year ended December 31, 2018, as compared with approximately $1.0 million for the year ended December 31, 2017, an increase of approximately $20.6 million. The increase is primarily due to the sale of XYO Tokens a significant increase in the sale of XY Findables products as well as the introduction of XYO Network products.

Cost of sales: Cost of sales was approximately $5.6 million and $801,000 for the years ended December 31, 2018 and 2017, respectively. The increase of $4.8 million was driven by higher product sales in the XY Findables business as well as product sales related to the XYO Network. Fees paid to affiliates for product sales in relation to the XY Findables business was another significant driver for the increase compared to 2017.

Research and Development Expenses: Research and development expenses were approximately $1.4 million and $400,000 for the years ended December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, we developed and improved the XYO Network as well as related applications which caused an increase in research and development expenses. We also leveraged many of the improvements developed in connection with the XY4+ beacons.

Selling and Marketing Expenses: Selling and marketing expenses were approximately $13.7 million and $2.1 million for the years ended December 31, 2018 and 2017, respectively. The increase of $11.6 million was primarily due to the significant increase in online advertising across multiple channels.

General and Administrative Expenses: General and administrative expenses were approximately $6.7 million for the year ended December 31, 2018 compared to $1.5 million for the year ended December 31, 2017. The increase of approximately $5.2 million was primarily due to personnel related expenses, information technology expenses as well as consulting fees.

Financial Condition, Liquidity and Capital Resources

Our working deficiency was as follows:

	December 31,	December 31,
	2018	2017
Current Assets	$4,309,836	$714,095
Current Liabilities	$(4,548,198)	$(2,852,747)

Net Working Deficiency	$(238,362)	$(2,138,652)

Cash flow used in operations: Net cash used by operating activities was approximately $3.0 million for the year ended December 31, 2018, compared to $3.1 million for the year ended December 31, 2017. Net cash used in operating activities primarily reflects the net loss and changes in operating assets and liabilities for those periods. Our principal uses of cash have been primarily to fund operations and increase our inventory levels.

Cash flow used in investing activities: Our investing activities used cash of approximately $235,000 during the year ended December 31, 2018 and approximately $7,500 for the year ended December 31, 2017 as a result of an increase in purchases for property and equipment purchases and business acquisitions in 2018.

Cash flow from financing activities: During the year ended December 31, 2018, financing activities provided us approximately $6.0 million in cash primarily attributable to proceeds from our common stock offering offset by the paydown, notes payable and stockholder notes payable of approximately $2.2 million. During the year ended December 31, 2017, financing activities provided us approximately $3.1 million in cash primarily attributable to a secured credit agreement with a lender, loans from stockholders and proceeds from our common stock offering.

Liquidity: During the years ended December 31, 2018 and 2017, the Company incurred net losses of $2.5 million and $4.2 million, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products and services, consulting fees, selling and marketing expenses and general and administrative expenses. The Company expects to continue to incur operating losses for the year as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through the sale of stock, XYO Tokens and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions could raise substantial doubt about the Company’s ability to continue as a going concern.

Loans

In August 2016, we entered into a revolving line of credit with Wells Fargo, which allowed us to borrow up to $25,000. This line of credit accrues interest at 0.99% during the first six months and then at an amount equal to the prime rate plus 8.0%. As of December 31, 2018, and December 31, 2017, the Line of Credit balance was approximately $130 and $22,000, respectively.

In August 2016, June 2017 and September 2017, we entered into note and warrant purchase agreements with one of our stockholders. The notes are in the amounts of $150,000, $80,000 and $100,000, earn interest at 8% per annum and mature in 2020, 2021 and 2021, respectively. The warrants issued in conjunction with these notes allow the stockholder to purchase up to 330,000 shares of the Company’s Class A common stock at $1.00 per share. The principal balance payable on these notes was $330,000 at December 31, 2018 and 2017, exclusive of warrant discounts.

In October 2016 and October 2017, we entered into note agreements with Arie Trouw, our Chairman and director, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer, for loans in the amounts of $120,000 and $102,782, which earns interest at 8% per annum and matures in 2020 and 2021, respectively. In connection with the notes payable issued pursuant to such agreements, the Company issued warrants to purchase up to 102,782 shares of Class A common stock at an exercise price of $1.00 per share. As of December 31, 2017, the loan payable balance was $223,000, exclusive of any discounts. As of December 31, 2018, the principal balance of the note outstanding has been paid in full.

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $1,300,000 under this facility from unrelated third parties and $200,000 from a stockholder. Interest is at 15% for the first six months, increasing to 17.5% for the next six months and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. In addition, the Company issued warrants in conjunction with this borrowing allowing the unrelated parties to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share. Both borrowings have been fully paid off as of December 31, 2018.

Business Acquisitions

During the year ended December 31, 2018, we completed business acquisitions of the Parallel Holding Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC. LayerOne is a geospatial blockchain company and Crypto 101 Media LLC is a media company engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology. The Company acquired substantially all assets and assumed certain liabilities of both companies. The purchase consideration comprised a combination of payments in cash, shares of the Company’s Class A Common Stock, Proxy Tokens and Ethereum. Please refer to Note 3 from the Notes to the Financial Statements for more details regarding our acquisitions. Please refer to the section entitled “Compensation of Directors and Officers” for more details about our Proxy Tokens.

Off Balance Sheet Arrangements

As of December 31, 2018, and 2017, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our executive offices are located at 1133 Columbia Street, Suite 205, San Diego, California, for which we entered a lease commencing in December 2013 and which originally expired in June 2019 and was recently extended through June 2020. Additionally, in December 2018, we entered into a lease agreement for office space in Carlsbad, California, with an expiration date of December 31, 2020. In March 2019, we also entered into a lease agreement for warehouse space in San Diego, California, with an expiration date of June 30, 2022.

The monthly rent payment for the executive office currently is $23,112. From June 2019 onwards the monthly rent will be $27,000. The monthly rent for the Carlsbad office is $3,725. The monthly rent for the Company’s fulfilment warehouse is $5,456.

Trend Information

In 2018, the Company increased efforts to develop, market and sell our new crypto-location oracle network and further strengthen our beacon hardware business as the devices will work as location verification devices within the XYO Network.

We intend to use the proceeds from our equity financings to perform further research and development of our current products (including the XY4+ Bluetooth Finders, the XYO Network and related products), expand our products’ presence in other geographic locations, increase our brand awareness and increase the sales force of internal and independent sales agents. In addition, we plan to create and develop the technology required to integrate our existing and newly developed products into our new XYO Network, as well as integrate partners into our technology platform. We may consider an additional offering or obtaining debt from outside investors or from related parties to accelerate our sales and development activities as needed.

Item 3.

Directors and Officers

Our directors, executive officers and significant employees, and their ages as of March 30, 2019, are as follows:

Name	Age	Term of Office
Executive Officers:
Arie Trouw	49
Chief Executive Officer		June 2012 - Present
Chief Financial Officer		April 2016 - Present
Chief Operating Officer		April 2016 - Present
Chief Technology Officer		October 2016 - Present

Scott Scheper	33	October 2018 - Present
Chief Marketing Officer

Directors:
Arie Trouw	49	May 2016 - Present
Scott Scheper	33	March 2018 - Present
Nick Urbani	33	March 2018 - Present

Significant Employees:
None.

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chairman of our board of directors since we converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. Since April 2012, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology.

Scott Scheper has served as the Chief Marketing Officer since October 2018 and previously as Head of Marketing for XY since 2017. Prior to joining XY, Mr. Scheper was Managing Member of Greenlamp, an automated software and advertising company. Prior to founding Greenlamp in August 2013, Mr. Scheper worked in the digital marketing industry, most notably as one of Yontoo Technology, Inc.’s early team members, a digital technology company, which was founded by XY’s CEO, Arie Trouw. Mr. Scheper received his Bachelor of Science in Finance from Chapman University in Orange County.

Board of Directors

Our board of directors currently consists of three directors. We may appoint additional independent directors to our board of directors in the future, to serve on committees or for other purposes.

Arie Trouw serves as Chairman of the board of directors. For more information about Mr. Trouw, please see the section above entitled, “Directors and Officers – Executive Officers.”

Scott Scheper serves as Vice Chairman of the Board of Directors. For more information about Mr. Scheper, please see the section above entitled, “Directors and Officers – Executive Officers.”

Nick Urbani has spent the last 13 years successfully creating and growing technology and digital media companies. Mr. Urbani specializes in data-based optimization of user acquisition and customer lifetime value with over $100 million of ad spend under his belt. He is currently Principal at Digital Alpha Capital, which owns and operates several online media companies including a mobile inbox application company, a women focused ecommerce company, and several online content properties. Digital Alpha Capital’s portfolio companies were started in early 2017 and currently employ approximately 50 people and growing. Mr. Urbani serves as Co-Founder and CEO of each of these portfolio companies. Prior to joining Digital Alpha Capital, Mr. Urbani was Co-Founder and CEO of Front Street Digital, which grew a portfolio of owned and operated online properties to well over 100 million-page views per month. Before joining Front Street, Mr. Urbani was Co-Founder and CEO of Bitkibble which grew to over three million daily active users of its owned and operated Windows utility software. Prior to that Mr. Urbani served as a general manager to a web applications company, growing its app to over 10 million users, and as Managing Director, Mr. Urbani grew eBoost Consulting, a digital marketing consulting group, from two people working out of a house to over 40 consultants. Mr. Urbani has his MBA in Entrepreneurship from San Diego State University and lives in San Diego.

There are no family relationships between any of our directors or executive officers and any other of our directors or executive officers.

Committees of the Board of Directors

We currently have not established any committees of the board of directors, including without limitation an audit committee, compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the board of directors in accordance with our Certificate of Incorporation and Bylaws, as amended from time to time.

Significant Employees

None.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our two highest paid persons who were executive officers or directors during our last completed fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Arie Trouw	Chief Executive Officer	231,618	25,230	256,848
	Chief Financial Officer
	Chief Operating Officer
	Chief Technology Officer
Scott Scheper	Chief Marketing Officer	204,551	25,230	229,781
Nick Urbani	Director	—	146,831	146,831

(1)	Fair value of options granted.

We may increase salaries and provide other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds. Our directors and executive officers are also reimbursed for their business expenses. We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2019, in amounts to be determined.

Compensation of Directors

We compensate our directors for attendance at meetings and we reimburse our directors for reasonable expenses incurred during their performance. In fiscal year 2018, we paid our three directors an aggregate of $633,460 in total compensation. This includes the above stated compensation for our executive officers.

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future.

Equity Incentive Plan

On June 2, 2016, the board of directors and stockholders of the Company approved the 2016 Equity Incentive Plan pursuant to which stock options and awards may be authorized and granted to our executive officers, directors, employees and key consultants. We authorized approximately 5% of our issued and outstanding common stock for future issuance under a 2016 Equity Incentive Plan. On March 15, 2018 the board of directors and stockholders of the Company approved an amendment to the 2016 Equity Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to 25,000,000 shares. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commencement date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The issuance of stock options or other equity securities may be utilized by the Company in the future to attract and retain employees, advisors and board members to the Company.

Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to our executive officers, directors, employees and key consultants. The value of the Proxy Tokens is tied to the value of our XYO Tokens and vest pursuant to a vesting schedule as determined by the board of directors.    Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of April 12, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to shares beneficially owned.

	Class A common stock (2)			Class B common stock (2)
Name and address of beneficial owner (1)	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned (3)		Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned (4)	Total percentage of Class A and Class B common stock as- converted (5)
Arie Trouw	5,062,500	19.2	% (6)	27,770,163	86.0%	56.0%
Scott Scheper	5,000,000	19.0	% (7)	—	—	8.5%
Markus Levin	5,000,000	19.0	% (7)	—	—	8.5%
Nick Urbani	18,750	*		—	—	*
All directors and officers as a group (3 persons)	15,081,250	57.3%		27,770,163	86.0%	73.1%

*	Amount represents less than 1% of the outstanding shares
(1)	The address of those listed is c/o Chief Executive Officer, 1133 Columbia St. #205, San Diego, CA 92101.
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)

Based on 26,310,898 shares of Class A common stock outstanding as of April 12, 2019, assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A common stock and the exercise of certain outstanding warrants held by Craig and Susanna Frownfelter, other lenders and StartEngine Crowdfunding, Inc.

(4)	Based on 32,285,000 shares of Class B common stock outstanding as of April 12, 2019.
(5)

Based on the number of shares of Class A common stock outstanding assuming the conversion of all of the outstanding shares of the Company’s Class B common stock to shares of the Company’s Class A common stock on a 1-for-1 basis as of the date hereof and the exercise of options and warrants held by the applicable beneficial owners to purchase shares of the Company’s Class A common stock.

(6)

Represents (i) options to purchase shares of the Company’s Class A common stock vested as of April 12, 2019, and (ii) options to purchase shares of the Company’s Class A common stock exercisable by June 12, 2019.

(7)	Represents options to purchase shares of the Company’s Class A common stock fully vested on the date of grant.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 5, 2017, our board of directors approved a 2017 Bonus Incentive Compensation Plan pursuant to which Arie Trouw received options to purchase 130,000 shares of the Company’s Class A common stock, 10,000 of which vested immediately. The remaining options to purchase 120,000 shares will vest 1/4th on August 31, 2018 with the remainder vesting 1/36th per month thereafter.

On March 15, 2018, our board of directors approved an amendment to our 2016 Equity Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to 25,000,000 shares. Immediately thereafter, the board of directors approved the issuance of options to purchase 5,000,000 shares of the Company’s Class A common stock to each of Arie Trouw and Scott Scheper, 100% of which vested immediately. These options have an exercise price of $1.00 per share.

On August 12, 2016, Craig and Susanna Frownfelter, Arie Trouw’s parents, purchased a promissory note in the aggregate principal amount of $150,000 and a warrant to purchase 150,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016. On June 23, 2017, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $80,000 and a warrant to purchase 80,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016. On August 9, 2017, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $200,000 and a warrant to purchase 200,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of the credit agreement dated February 28, 2017. On September 25, 2017, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $100,000 and a warrant to purchase 100,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016.

Item 6.

OTHER INFORMATION

None.

Item 7.

XY – THE PERSISTENT COMPANY

Financial Statements

Independent Auditors’ Report

To the Stockholders

XY - The Persistent Company

San Diego, California

We have audited the accompanying financial statements of XY—The Persistent Company (f.k.a. XY—The Findables Company and Ength Degree, LLC) (the “Company”), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, during the years ended December 31, 2018 and 2017, the Company incurred net losses of $2.5 million and $4.2 million, respectively. Future working capital requirements are dependent on the

Company’s ability to achieve and maintain profitable operations, and to continue its present short-term financing or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ PKF, LLP

San Diego, California                                                                                                                                                    PKF, LLP

April 30, 2019

XY – THE PERSISTENT COMPANY

BALANCE SHEETS

	December 31,	December 31,
	2018	2017
Assets
Current assets:
Cash	$589,993	$71,998
Restricted cash	2,254,024	—
Accounts receivable	13,166	33,507
Inventory, net	1,452,653	608,590

Total current assets	4,309,836	714,095
Goodwill	1,797,318	—
Intangible assets, net	1,435,402	—
Crypto-asset	390,623	—
Property and equipment, net	195,911	44,026
Other assets	285,569	71,412

Total assets	$8,414,659	$829,533

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$1,104,083	$1,339,667
Line of credit	130	21,699
Stock payable	2,134,816	—
Notes payable, current portion	—	1,227,462
Stockholder notes payable, current portion	—	106,678
Capital leases, current portion	6,743	5,374
Deferred rent, current portion	28,072	48,530
Deferred revenue, current portion	1,029,701	70,337
Other current liabilities	244,653	33,000

Total current liabilities	4,548,198	2,852,747
Capital leases, net of current portion	—	6,657
Deferred rent, net of current portion	—	28,153
Notes payable, net of current portion	—	338,902
Stockholders notes payable, net of current portion	279,374	515,358

Total liabilities	4,827,572	3,741,817
Commitments and contingencies (Notes 2 and 7)
Stockholders’ equity/(deficit)
Class B common stock; $0.0001 par value; 40,000,000; shares authorized at December 31, 2018 and December 31, 2017; 32,285,900 and 32,315,700 shares issued and outstanding at December 31, 2018 and December 31, 2017, respectively	3,229	3,231
Class A common stock; $0.0001 par value; 60,000,000; shares authorized at December 31, 2018 and December 31, 2017; 3,546,010 and 1,397,697 shares issued and outstanding at December 31, 2018 and December 31, 2017, respectively	355	140
Additional paid-in capital	15,181,430	6,149,845
Accumulated deficit	(11,597,927)	(9,065,500)

Total stockholders’ equity/(deficit)	3,587,087	(2,912,284)

Total liabilities and stockholders’ equity/(deficit)	$8,414,659	$829,533

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2018	2017
Sales	$21,620,577	$1,030,389
Cost of sales	(5,640,114)	(800,889)

Gross profit	15,980,463	229,500
Operating expenses:
Research and development	1,373,122	399,756
Selling and marketing	13,700,104	2,138,235
General and administrative	6,660,627	1,466,531
Intangible asset impairment losses	4,264,899	—

Total operating expenses	25,998,752	4,004,522

Operating loss	(10,018,289)	(3,775,022)
Realized gain	7,953,833	—
Interest expense	(497,761)	(442,534)
Other income	29,790	18,022

Net loss	$(2,532,427)	$(4,199,534)

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total stockholders’
	Stocks	Amount	Stocks	Amount	capital	deficit	equity/(deficit)
Balance at December 31, 2016	32,403,907	$3,241	92,762	$9	$4,321,485	$(4,865,966)	$(541,231)
Stock-based compensation	—	—	—	—	113,614	—	113,614
Issuance of warrants with stockholder notes payable	—	—	—	—	108,072	—	108,072
Issuance of warrants with notes payable	—	—	—	—	301,860	—	301,860
Stocks sold	—	—	1,304,935	131	1,304,804	—	1,304,935
Stocks forfeited	(88,207)	(10)	—	—	10	—	—
Net loss	—	—	—	—	—	(4,199,534)	(4,199,534)

Balance at December 31, 2017	32,315,700	3,231	1,397,697	140	6,149,845	(9,065,500)	(2,912,284)
Stock-based compensation, net of forfeitures	—	—	—	—	(11,284)	—	(11,284)
Issuance of shares under public offering, net of offering costs	(29,800)	(2)	1,770,188	179	6,017,905	—	6,018,082
Issuance of common stock upon acquisition, net of purchase price adjustments	—	—	378,125	36	3,024,964	—	3,025,000
Net loss	—	—	—	—	—	(2,532,427)	(2,532,427)

Balance at December 31, 2018	32,285,900	$3,229	3,546,010	$355	$15,181,430	$(11,597,927)	$3,587,087

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2018	2017
Operating activities:
Net loss	$(2,532,427)	$(4,199,534)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	176,059	20,824
Inventory reserve	—	222,623
Stock-based compensation expense	(11,284)	113,614
Deferred rent	(48,611)	(40,754)
Discount on Stockholder notes payable	80,118	33,199
Discount on notes payable	176,085	125,775
Gain on sale of XYO Tokens	(4,983,806)	—
Accrued interest	—	107,757
Impairment loss	4,264,899	—
Changes in assets and liabilities:
Accounts receivable	20,341	154,534
Inventory	(844,063)	(224,780)
Other assets	(101,778)	9,622
Accounts payable and accrued expenses	(235,584)	520,545
Deferred revenue	959,364	70,337
Other current liabilities	127,078	(42,394)

Net cash used in operating activities	(2,953,609)	(3,128,632)

Investing activities:
Business acquisitions	(50,000)	—
Purchase of property and equipment	(185,184)	(7,499)

Net cash used in investing activities	(235,184)	(7,499)

Financing activities:
Proceeds from issuance of common stock, net of issuance costs	6,018,082	1,337,867
Stock payable	2,134,816	—
(Pay down of)/borrowing on notes payable	(1,742,449)	1,300,000
(Pay down of)/borrowing on stockholders notes payable	(422,780)	482,782
Net change in line of credit	(21,569)	(2,577)
Payments on capital leases	(5,288)	(5,973)

Net cash provided by financing activities	5,960,812	3,112,099

Net change in cash, cash equivalents and restricted cash	2,772,019	(24,032)
Cash, cash equivalents and restricted cash, beginning of year	71,998	96,030

Cash, cash equivalents and restricted cash, end of year	$2,844,017	$71,998

Supplemental disclosures of cash flow information:
Interest paid	$300,679	$118,106
Taxes paid	$260	$1,779
Supplemental disclosures of non-cash financing activities:
Issuance of shares for acquisitions	$3,025,000	$—
Goodwill and intangible assets acquired, net of crypto-assets issued	$(3,159,575)	$—
Contingent consideration	$84,575	$—
Other assets purchased with crypto-assets	$(112,379)	$—
Conversion of accounts payable to notes payables	$—	$442,449
Issuance of warrant with stockholders notes payable	$—	$108,072
Issuance of warrant with notes payable	$—	$301,860

See accompanying notes to financial statements

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

XY—The Persistent Company (the “Company” or “we”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, we changed our name to XY—The Persistent Company. The Company was originally formed in June 2012.

The Company develops and sells electronic location tracking devices (“beacons”) and related software. The beacons allow users to track the location of their valuables, such as keys, backpacks or pets, by attaching the beacon to such item and accessing the Company’s mobile application or website. The Company is also developing a location data verification network that incorporates cryptographic protocols and blockchain technology (the “XYO Network”).

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto-assets, stock options and warrants issued, fair value of services received, evaluating goodwill and intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto-assets

Crypto-assets, including Ethereum and Bitcoin, are recorded as assets on the balance sheet. Crypto-assets purchased are recorded at cost and crypto-assets earned through the sale of XYO Tokens are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Crypto-assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto-asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Balance as of December 31, 2018

	Units	Gross Balance	Impairment charge	Net Balance
Ether	4,214	$489,584	$134,258	$355,326
Bitcoin	9	35,297	—	35,297
XYO Tokens	7,445,474,506	—	—	—

		$524,881	$134,258	$390,623

The Company recorded an impairment charge of $4.2 million in connection to crypto-assets, mainly Ether, received and held. The crypto-assets were impaired when the fair value exceeded the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods.

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to our executive officers, directors, employees and key consultants. The value of the Proxy Tokens is tied to the value of our XYO Tokens and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. No Proxy Tokens have vested as of December 31, 2018.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Restricted Cash

In connection with processing of the Company’s credit card transactions, merchant processors retain a portion of the credit card proceeds to protect against the risk of chargebacks. In 2018, the merchant processors held under reserve approximately $2.3 million related to the sale of XY Findable Products, XYO Network Products as well as Company stock. The amounts under reserve are released to the Company as the risk of chargebacks decreases over time.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

Three vendors accounted for approximately 76% of purchases for the year ended December 31, 2018. Comparatively, only one vendor accounted for approximately 100% of purchases for the year ended December 31, 2017. For the years ended December 31, 2018 and 2017, one customer accounted for 84% and 53% of the Company’s outstanding accounts receivable of $13,166 and $33,507, respectively. For the years ended December 31, 2018 and 2017, the Company had no sales concentrations.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At December 31, 2018 and 2017, there were $0 and $222,623 reserves for slow moving or obsolete inventory. In 2018, the Company phased out XY GPS products and wrote off approximately $163,000 of the inventory balance to cost of sales.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the company satisfies a performance obligation.

Revenue from the sales of XY products is recognized upon delivery to website customers and upon delivery to retail store distributors net of an allowance for estimated returns. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. The Company generated approximately $5.7 million in product sales and $15.9 million related to the sale of XYO Tokens. The Company defers the recognition of revenue for products not fulfilled and shipped. As of December 31, 2018 the Company has deferred revenue of approximately $1.0 million.

There is currently no specific definitive guidance in the generally accepted accounting principles in the United States or alternative accounting frameworks to account for the production of crypto-assets and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of crypto-assets. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives its revenue from the sale of XYO Tokens. In consideration for these XYO Tokens the Company received crypto-assets which are recorded as revenue, using the average U.S. dollar spot rate of the related crypto-currency on the date of receipt. Gains or losses from the exchange of crypto-assets for other currencies are included in other income (expense) in the statements of operations. We also used Ether to pay for services. If the carrying value of our crypto-assets was below the market value, we realized a gain which is included in realized gain. In addition, the Company used XYO Tokens for services provided, in which case a gain was realized. The total realized gain related to crypto-assets was $7,953,811.

Sales tax

Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

Cost of sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times the Company provides free products to its customers. These free products are accounted for in accordance with ASC 605-50, Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Shipping and Handling

The cost of shipping and handling fees are recorded as a component of cost of sales.

Warranty Costs

The Company specifically warrants its products for two years, free of defects in materials and workmanship. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions require extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, we determine whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price can only be allocated to goodwill in a business combination.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value. No impairment charges on goodwill and intangible assets were recognized in the year ending December 31, 2018.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

All our intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Advertising Costs

The Company advertises through trade shows, the internet, offline publications, and other offline events and sponsorships. The costs are expensed as incurred. Advertising costs for the years ended December 31, 2018 and 2017 were $6.4 million and $1.2 million, respectively.

Stock Based Compensation

The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the forfeitures when they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2018 and 2017, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interests and penalties related to uncertain tax positions in general and administrative expenses. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities.

Going Concern

During the years ended December 31, 2018 and 2017, the Company incurred net losses of $2.5 million and $4.2 million, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the next year as it refines its products

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

and grows its customer base. As a result, the Company will seek to fund its operations through equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASU 2016-02”), which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for non-public companies for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (“ASU 2017-09”). ASU 2017-09 provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company adopted this standard in 2018 and there was no significant impact on the Company’s financial statements at the time of adoption.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires that entities include restricted cash and restricted cash equivalents with cash and cash equivalents in the beginning-of-period and end-of-period total amounts shown on the Statement of Cash Flows. The Company adopted this standard in 2018.

Subsequent events

As of March 1, 2019, the Company entered into a lease agreement for a fulfillment warehouse in San Diego, California. The lease expense is $5,456 per month.

Management has evaluated subsequent events related to the historical financial statements through April 30, 2019, the date which the financial statements were available to be issued.

Note 3 – Acquisitions

During the year ended December 31, 2018, we completed business acquisitions of the Parallel Holding Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC. LayerOne is a geospatial blockchain company and Crypto 101 a media company engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the inhouse developed geospatial technology.

Total consideration for the acquisition of Crypto 101 Media, LLC consisted of (i) $50,000 Cash; (ii) 3,125 the Company’s shares at $8.00/share; (iii) 16,666,667 Parent proxy tokens at $0.003 per token, (iv) the Revenue Share consideration and (v) the assumed liabilities. Revenue Share consideration is defined as 30% of net revenue (actual revenue minus business expenses) payments due to Seller within 60 days of each quarter end, adjusted for prior period overpayments. The agreement also included certain earn out clauses upon which the buyer will be required to remit/issue additional cash payments, Company shares and XYO Proxy Tokens. Earnout due upon reaching earnout milestones within the specified timeframes include $50,000 cash payment, 9,375 Class A common shares, 8,333,333 XYO Proxy Tokens. Based on the valuation analysis, total deal value exceeded the acquisition-date fair value of the net assets acquired, resulting in the recognition of goodwill of $64,402.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Fair value of consideration transferred	$209,575

Intangible assets	$145,173

Goodwill	$64,402

No liabilities were assumed upon closing of the transaction. The estimated value of the earnout is recognized as an obligation on the balance sheet. Assets acquired in the transaction and related useful life are as follows:

Asset	Life (Yrs)
Trade name	5
Podcast library	3
Non-compete agreement	2

Purchase price for the acquisition of Parallel Holding Company, Inc included (i) 375,000 Company shares at $8.00/share; (ii) 350 Ethereum at $474.01/unit; and (iii) assumed liabilities. The total consideration in the deal consisted of 375,000 Company shares and 350 Ethereum. Based on the valuation analysis performed by an independent third party, total deal value exceeded the acquisition-date fair value of the net assets acquired, resulting in the recognition of goodwill of $1.7 million.

Fair value of consideration transferred	$3,165,904

Intangible assets	$1,432,988

Goodwill	$1,732,916

No liabilities were assumed upon closing of the transaction. The estimated value of the earnout is recognized as an obligation on the balance sheet. Assets acquired in the transaction and related useful life are as follows:

Asset	Life (Yrs)
Trade Name	5
Developed technology	8
Non-compete agreement	3

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

The Company recognized $ 147,760 and $ 0 of amortization expense pertaining to the intangible assets during the years ended

December 31, 2018 and 2017 respectively.

Note 4 – Property and Equipment

Property and equipment consisted of the following at December 31, 2018 and 2017:

	December 31,
	2018	2017
Office equipment	$234,363	$75,753
Furniture and fixtures	68,186	41,612

	302,549	117,365
Less accumulated depreciation and amortization	(106,638)	(73,339)

Property and equipment, net	$195,911	$44,026

Depreciation expense was $33,299 and $20,824 for the years ended December 31, 2018 and 2017, respectively, and includes depreciation on the Company’s leased assets.

Note 5 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2018 and 2017:

	December 31,
	2018	2017
Accounts payable	$685,462	$966,961
Credit card liabilities	92,720	90,393
Payroll and benefits	148,329	106,836
Accrued interest	48,176	114,163
Other	129,396	61,314

Total	$1,104,083	$1,339,667

Note 6 – Stock Based Compensation

2016 Equity Plan

The Company approved the 2016 Equity Incentive Plan in June 2016 and authorized the issuance of 3,025,900 Class A common stock options and awards that may be granted to directors, employees and key consultants. In March 2018, the Company approved an increase in authorized options of 25,000,000 Class A common stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years.    The following table summarizes the stock option activity during the years ended December 31, 2018 and 2017:

	Number of Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2016	1,210,631	$0.72
Granted	1,165,336	1.00
Forfeited	(1,278,317)	0.89
Outstanding at December 31, 2017	1,097,650	$0.82
Granted	20,953,924	1.30
Forfeited	(1,194,606)	0.98

Outstanding at December 31, 2018	20,856,968	$1.29

Exercisable at December 31, 2018	15,227,327	$1.00
Total vested or expected to vest	20,856,968	$1.29

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

The following table summarizes unvested stock options as of December 31, 2018 and 2017:

	Number of Option Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2016	903,289
Granted	1,165,336	0.34 - 0.37
Vested	(210,390)	0.17 - 0.74
Forfeited	(1,176,451)	0.17 - 0.74
Non-vested at December 31, 2017	681,784
Granted	20,953,924	0.00 - 5.85
Forfeited	(15,134,333)	0.17 - 0.74
Vested	(871,734)	0.00 - 5.85

Non-vested at December 31, 2018	5,629,641	0.00 - 5.85

Total share-based compensation related to the issuance of Class B common stock and stock options exercisable into Class A common stock for the years ended December 31, 2018 and 2017 was $(11,284) and $113,614, respectively. As of December 31, 2018, approximately $5.0 million of unrecognized compensation expense related to the Company’s stock options is expected to be recognized over a weighted average period of 2.6 years.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Stock Option assumptions:
Risk-free interest rate	1.86-2.55%	1.86-2.1%
Expected volatility of common stock	31-82.5%	31-34%
Dividend yield	0%	0%
Expected term (in years)	0-6.25	4-6.25

Note 7 – Commitments and Contingencies

Operating Leases

The Company entered into two lease agreements with expirations in July 2020 and December 2020.

Future minimum lease payments are as follows for the year ending:

Year ending December 31	Amount
2019	$345,492
2020	208,260
Thereafter	—

Total	$553,752

Rent expense was $293,681 and $221,038, for the years ended December 31, 2018 and 2017, respectively.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Litigation

On February 16, 2017 Basix, Inc. (“Basix”) sent a cease and desist letter to the Company regarding its registered trademark “Never Lose Anything Again”. After several discussions, Basix’s attorney offered a license to the trademark for $250,000. Thereafter, on May 16, 2017, the Company filed a petition with the Trademark Trial and Appeal Board to cancel Basix’s mark “Never Lose Anything Again” based on the mark being descriptive. A petition for cancellation is a trial “on the papers.” The Company also identified over 10 other uses of the phrase “NEVER LOSE ANYTHING AGAIN” or “NEVER LOSE ANYTHING” in a similar class of goods and services – tracking and locator products. The parties entered into a trademark coexistence and settlement agreement on December 5, 2018, and the cancellation proceeding was withdrawn on December 6, 2018.

On October 20, 2017, Tubmanburg Limited filed a lawsuit against the Company for breach of a June 9, 2017 contract in the San Diego Superior Court for $187,000. On November 29, 2017, the Company filed an answer and affirmative defenses. As of December 31, 2017, the Company recorded an accrual $46,293 which the Company believes was outstanding and due to the vendor. In March 2018 the Company settled with this vendor and agreed to pay the full amount accrued of $46,293, and this amount has been paid in full as of April 13, 2018.

Note 8 – Notes Payable

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $1,300,000 under this facility from unrelated parties and $200,000 from a Stockholder. The notes mature on February 28, 2019. The Company also issued warrants in conjunction with this borrowing allowing the unrelated parties to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share. These warrants were valued at $301,860. The fair value of the warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $176,085 and $125,775 of interest expense pertaining to the amortization of the debt discount during the years ended December 31, 2018 and 2017, respectively. The principal balance payable on these notes was $1,300,000 at December 31, 2017 and carried on the balance sheet, net of the discount for the warrant issued, at $1,123,915. As of December 31, 2018, the principal balance on the note outstanding has been paid in full.

In 2017, the Company entered into settlement agreements with two of its’ outside vendors and agreed to pay the outstanding balances due to each vendor totaling $442,449 over the next four years. As a result of these settlements, these balances were converted from accounts payable to notes payable at December 31, 2017. As of December 31, 2018, the notes have been paid in full.

Note 9 – Stocks Payable

During the year ended December 31, 2018, the Company received proceeds from the sale of certain shares of common stock for which the Company has not presently surrendered to its transfer agent nor issued shares. As of December 31, 2018, the Company recognized $2.1 million in Stocks Payable as an obligation on the balance sheets.

Note 10 – Stockholders Notes Payable

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with one of its shareholders. The notes were in the amounts of $150,000, $80,000 and $100,000 and mature in 2020, 2021 and 2021, respectively. These notes bear interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A common stock at an exercise price of $1.00 per share. These warrants were valued at $101,087. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the applicable note. The Company recognized $25,272 and $19,407 of interest expense pertaining to the amortization of the debt discount during the years ended December 31, 2018 and 2017, respectively. The principal balance payable on these notes was $330,000 at December 31, 2018 and 2017, respectively and are carried on the balance sheet, net of the discount for the warrant issued, at $279,374 and $254,100 at December 31, 2018 and 2017, respectively.

In October 2016 and October 2017, the Company entered into unsecured notes with one of its shareholders. The notes were in the amount of $120,000 and $102,782 and mature in 2020 and 2021. These notes bear interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 102,782 shares of Class A common stock at an exercise price of $1.00 per share. These warrants were valued at $22,198. The fair value of each warrant issued was

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $20,627 and $1,571 of interest expense pertaining to the amortization of the debt discount during the years ended December 31, 2018 and 2017, respectively. The aggregate principal balance payable on these notes was $222,782 at December 31, 2017 and carried on the balance sheet, net of the discount for the warrant issued, at $202,155. As of December 31, 2018, the principal balance of these notes has been paid in full.

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $200,000 under this facility from a shareholder. The note matures on February 28, 2019. The Company issued warrants in conjunction with this borrowing allowing the shareholder to purchase 200,000 shares of the Company’s Class A common stock at $1.00 per share. These warrants were valued at $46,440. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $34,219 and $12,221 of interest expense pertaining to the amortization of the debt discount during the years ended December 1, 2018 and 2017, respectively. The principal balance payable on these notes was $200,000 at December 31, 2017 and carried on the balance sheet, net of the discount for the warrant issued, at $165,781. As of December 31, 2018, the principal balance the note outstanding has been paid in full.

Note 11 – Stockholders’ Equity/(Deficit)

Stockholders’ Equity

The Company authorized the issuance of 130,000,000 shares, consisting of 60,000,000 shares of Class A common stock, $0.0001 par value per share, 40,000,000 shares of Class B common stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A common stock and Class B common stock have identical rights, including liquidation preferences, except that the holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Public Offering

For the years ended December 31, 2018 and 2017, 1,770,188 and 1,304,935 shares of Class A common stock were issued for proceeds of $14,101,504 and $1,304,935, respectively, net of offering costs.

Our Chief Executive Officer Arie Trouw sold 22,300 shares of Class B Common Stock in the public offering and an employee sold 7,500 shares to another individual. Per Company bylaws the shares automatically converted to Class A Common Stock upon sale.

Common Stock Warrants

In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with two of its shareholders. The warrants allow the shareholders to purchase an aggregate of 632,782 shares of Class A common stock at a price per share of $1.00. Assumptions used to calculate the fair value of these warrants was the same as used to calculate the options above. These warrants mature in 2020 and 2021.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing allowing the purchase of 1,300,000 shares of the Company’s Class A common stock at a price per share of $1.00. Assumptions used to calculate the fair value of these warrants was the same as used to calculate the options above. These warrants mature in 2021.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of a warrant to purchase 8,167 shares of Class A common stock based on the number of individual investors who invest through the StartEngine portal website. The warrant matures in 2021.

Note 11 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	December 31,
	2018	2017
Federal income tax expense at statutory rate	$(546,886)	(1,427,800)
Deferred tax effect of change in future tax rates (1)	—	708,700
State income tax (net of Federal benefit)	(7,418)	(244,200)
Permanent differences	55,836	72,400
Effect of Federal research credits	(64,335)	(40,200)
Effects of tax free acquisition	630,098	0
Change in valuation allowance	(66,495)	931,100

Total	$800	$—

(1) The U.S. Tax Cuts and Jobs Act was enacted on December 22, 2017. The bill’s many changes included a reduction in the Company’s corporate tax rate from 34% to 21% beginning 2018. The Company’s deferred tax expense includes the cumulative adjustment to its deferred tax asset caused by this reduction in future tax rates.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	December 31,
	2018	2017
Deferred tax assets:
Timing Differences of Deductions	$1,330,829	$111,727
Net Operating Losses Carryforwards	987,055	1,516,639
Tax Credit Carryforwards	182,645	68,224
Depreciation Differences	(878,228)	11,410

Total deferred assets	1,622,301	1,708,000
Less valuation allowance	(1,622,301)	(1,708,000)

Total	$—	$—

As of December 31, 2018, the Company had U.S. federal net operating loss carryforwards of $5.1 million, which may be available to offset future income tax liabilities and will expire in 2036. As of December 31, 2018, the Company also had California state net operating loss carryforwards of $5.2 million which may be available to offset future income tax liabilities and will expire in 2036. The valuation allowance decreased by $66,495 and increased $931,100 during the years ended December 31, 2018 and 2017, respectively.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2018, and 2017 the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 8.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

11.1	Consent of PKF, LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE PERSISTENT COMPANY

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	May 1, 2019

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	May 1, 2019

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	May 1, 2019

/s/ Scott Scheper Scott Scheper	Chief Marketing Officer and Director	May 1, 2019

/s/ Nick Urbani Nick Urbani	Director	May 1, 2019